The principal investment strategy for Treasury Fund has been modified as follows (new text is underlined, deleted text is struck through):

Normally investing at least ~~80%~~ 99.5% of total assets in cash, U.S. Treasury securities ~~and~~ and/or repurchase agreements for those securities.